UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2014

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

Commission file number 0-6365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.

401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.

4400 West 78th Street, Suite 520

Minneapolis, MN 55435

Apogee Enterprises, Inc.

401(k) Retirement Plan

Employer ID No: 41-0919654

Plan Number: 005

Financial Statements as of and for the

Years Ended December 31, 2014 and 2013,

Supplemental Schedule as of December 31, 2014,

and Report of Independent Registered Public

Accounting Firm

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Apogee Enterprises, Inc. 401(k) Retirement Plan

Minneapolis, MN

We have audited the accompanying statements of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of assets (held at end of year) as of December 31, 2014 and schedule of delinquent participant contributions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

June 29, 2015

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
PARTICIPANT-DIRECTED INVESTMENTS — At fair value	$281,355,170	$270,452,378
EMPLOYER CONTRIBUTIONS RECEIVABLE	64,852	83,538
CASH	12,647	—
NOTES RECEIVABLE FROM PARTICIPANTS	9,802,797	9,782,778

Net assets reflecting all investments — At fair value	291,235,466	280,318,694

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(1,407,987)	(918,158)

NET ASSETS AVAILABLE FOR BENEFITS	$289,827,479	$279,400,536

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
NET ASSETS AVAILABLE FOR BENEFITS — At beginning of year	$279,400,536	$239,846,963

INCREASES (DECREASES) DURING THE YEAR:
Net realized and unrealized appreciation of investments	13,499,087	45,186,175
Interest and dividend income	1,141,003	1,075,800
Loan interest income	420,811	424,405
Employee contributions	9,863,794	8,791,528
Employer contributions	4,676,560	4,314,518
Rollover contributions	1,388,292	1,182,159
Distributions to participants	(20,139,364)	(21,088,617)
Administrative expenses	(423,240)	(332,395)

NET ASSETS AVAILABLE FOR BENEFITS — At end of year	$289,827,479	$279,400,536

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.	SUMMARY DESCRIPTION OF THE PLAN

The following description of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the “Company”) for the benefit of all eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Plan Administrator, Trustee, and Record Keeper — The Company has appointed a committee consisting of certain officers and employees to be the Plan administrator. The Principal Trust Company (the “Trustee”) holds the Plan’s investments in a trust, executes investment transactions, and collects and allocates the related investment income based on employee elections. The Principal Financial Group is the record keeper.

Eligibility — Under the terms of the Plan, a nonunion employee, or a union employee within a union agreement to participate, scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service.

Contributions — Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan, subject to the Internal Revenue Service (IRS) pretax contribution limits. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. For those participants who were automatically enrolled in the Plan and had not modified their deferral rate, the Plan adds a 1% increase to their deferral as of January first each year, until a deferral rate of 6% is achieved. Participants can choose at any time to discontinue contributions. For the years ended December 31, 2014 and 2013, the Company contributed for eligible nonunion and union participants an amount equal to 100% of the first 1%, and 50% on each incremental percentage up to 6%.

Contributions made by participants who are members of the General Service Employees Union, Local No. 1 of the Service Employees International Union, AFL-CIO (the “Tru Vue Union”) are not matched by the Company. The Company contributes to Tru Vue Union participants an amount determined by the agreement between Tru Vue, Inc. and the Tru Vue Union. The Company made a contribution in the amount of $37,330 in 2014 and $38,351 in 2013 for eligible members of the Tru Vue Union, which is included within the employer contributions receivable in the statements of net assets available for benefits. While none have been made to date, the Company may also make additional discretionary profit-sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

Investments — Participants may make daily elections as to the investment of their employee pretax and Company contributions. Participants have the opportunity to direct all amounts allocated to their accounts. Participants can choose among 28 mutual funds, common collective trust funds, pooled separate accounts plus Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Company Stock Fund.

Vesting – Participants’ pretax contributions are 100% vested at all times. Participants become 100% vested in their Company contributions after completing two years of qualified service with the Company or in the event of death, disability, or retirement. At December 31, 2014 and 2013, forfeited nonvested amounts totaled $81,000 and $93,000, respectively. Forfeitures of nonvested discretionary employer amounts and employer matching amounts are used to reduce the Company’s matching contribution. During the year ended December 31, 2014, employer contributions were reduced by $93,000 from forfeited nonvested accounts plus earnings.

Notes Receivable from Participants — The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each of the funds. Loan terms can be repaid in 1, 2, 3, 4, or 5 years or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the United States of America prime rate on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly.

All new loans in 2014 and 2013 had an interest rate of 4.25%. Participant loans of $9,802,797 and $9,782,778 were outstanding as of December 31, 2014 and 2013, respectively.

Distributions — Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available if participants had money transferred into the Plan from the Apogee Enterprises, Inc. Retirement Plan, which was frozen on January 1, 2002, or from the Tru Vue Local 73 Pension Plan, which was frozen on December 31, 2004.

A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70 1/2; however, a participant who is a 5% or more holder of Company stock may not defer his or her distribution beyond age 70 1/2.

Employees may make withdrawals upon attainment of age 59 1/2. Early withdrawal prior to age 59 1/2 from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the IRS.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan maintains its accounting records on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles. Transactions and assets of the Plan are accounted for using the following accounting policies:

a.	The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Global Select Market on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common/collective trust funds are stated at fair value as determined by the issuer of the specific fund based on the fair market value of the underlying investments. Pooled separate accounts are investments represented by a unit of account whose per unit value is the result of the accumulated values of the underlying investments, which are public investment vehicles valued using the net asset value. In accordance with U.S. generally accepted accounting principles (U.S. GAAP), the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The stable value fund has underlying investments in investment contracts which are valued at fair market value and then adjusted by the issuer to contract value. Fair value of the investment contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The statements of changes in net assets available for benefits are presented on a contract value basis. Notes receivable from participants are valued at the outstanding loan balances plus any accrued but unpaid interest, which approximates fair value.

b.	Investment income is recorded on the accrual basis and dividend income on the ex-dividend date. Investment income includes recognition and allocation of interest income, dividend income, and realized and unrealized gains and losses.

c.	Deposits, withdrawals, and transfers by the Plan are made at fair value when the transactions occur, except for the stable value fund as described above.

New Accounting Standards — In May 2015, the FASB issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement, which removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendment also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This requirement is effective for fiscal years beginning after December 15, 2015. The Plan is evaluating this guidance and does not believe it will have a material impact on the Plan’s financial statements. The Plan has determined that there have been no other recently adopted or issued accounting standards that had, or will have, a material impact on the Plan’s financial statements.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment securities, that in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Administrative Expenses — All administrative expenses related to trustee and recordkeeping services were paid by the Plan.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. For the years ended December 31, 2014 and 2013, amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid were $117,010 and $33,749, respectively.

Subsequent Events — In connection with preparing the Plan financial statements for the year ended December 31, 2014, the Company has evaluated subsequent events and determined that there were no subsequent events which required recognition or disclosure in the financial statements.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013, are as follows:

	2014	2013
Prudential Stable Value Fund	$41,751,386	$39,434,251
Lord Abbett Developing Growth Fund	21,603,051	22,691,866
Northern Trust S&P 500 Index Fund	21,024,312	18,392,031
Northern Trust Focus 2025 Fund	20,516,403	20,644,033
Apogee Enterprises, Inc. Common Stock*	20,143,257	18,870,329
Northern Trust Russell 1000 Value Index Fund	17,344,003	**
Northern Trust Focus 2030 Fund	16,926,725	15,622,739
Northern Trust Focus 2020 Fund	16,143,102	16,372,088
Columbia Dividend Opportunity Fund	**	15,639,941
* Denotes party-in-interest
** Denotes less than 5% of net assets

During the years ended December 31, 2014 and 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2014	2013
Stable Value Funds
Prudential Stable Value Fund	$1,237,058	$1,079,376
Common/collective funds:
Northern Trust S&P 500 Index Fund	2,471,805	4,445,719
Northern Trust S&P 400 Index Fund	883,079	2,825,227
Northern Trust Focus 2025 Fund	836,173	2,322,505
Northern Trust Focus 2020 Fund	700,613	1,507,656
Northern Trust Focus 2030 Fund	602,481	2,019,036
Northern Trust Focus 2035 Fund	490,168	1,837,832
Northern Trust Focus 2015 Fund	331,203	597,972
Northern Trust Focus 2040 Fund	317,002	1,534,811
Northern Trust Focus 2045 Fund	219,881	1,054,331
Northern Trust Focus 2050 Fund	128,679	534,474
Northern Trust Focus 2010 Fund	67,035	92,282
Northern Trust Focus Income Fund	60,732	40,243
Northern Trust Russell 1000 Value Index Fund	59,007	—
Northern Trust Russell 2000 Index Fund	31,198	377,664
Blackrock Advisors	(8)	—
Northern Trust Russell 1000 Growth Index Fund	(388)	—
Northern Trust MSCI ACWI ex-US Index Fund	(119,035)	233,219

Total common/collective funds	7,079,625	19,422,971

Employer securities	3,016,225	6,606,696
Apogee Enterprises, Inc. Common Stock*
Mutual funds:
Columbia Dividend Opportunity Fund	1,312,342	2,878,384
Lord Abbett Developing Growth Fund	598,057	8,629,202
PIMCO Total Return Fund	250,561	(533,406)
Wells Fargo Advantage Growth Fund	224,911	2,494,523
Columbia Midcap Growth Fund	69,270	497,688
Goldman Sachs Small Cap Value Fund	32,233	678,175
Vanguard TTL Bond Market Index	27,977	—
Artisan Midcap Value Fund	10,834	983,384
Vanguard Smallcap Value Index	7,335	—
Vanguard Midcap Growth Index	2,368	—
Vanguard Midcap Value Index	(23,926)	—
Dodge & Cox International Stock Fund	(83,668)	380,184
American Funds EuroPacific Growth Fund	(482,669)	2,068,998

Total mutual funds	1,945,624	18,077,132
Pooled separate accounts:
Principal Midcap S&P 400 Index*	159,691	—
Principal Smallcap S&P 600 Index*	60,864	—

Total pooled separate accounts	220,555
Net appreciation in fair value of investments	$13,499,087	$45,186,175

* Denotes party-in-interest

4.	Prudential Stable Value Fund

The Plan provides participants a stable value investment option, the Prudential Stable Value Fund (“Prudential Fund”), which simulates the performance of a guaranteed investment contract, whereby participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The Prudential Fund is composed of a portfolio of bonds and other fixed-income securities owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate, which is reset quarterly and cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables affecting future crediting rates of the Prudential Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract.

Limitations on the Ability of the Prudential Fund to Transact at Contract Value — Certain events, such as Plan termination or a plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that it is not probable that events would occur to cause the Plan to transact at less than contract value.

	December 31, 2014	December 31, 2013
Average yields:
Based on annualized earnings (1)	1.91%	2.74%
Based on interest rate credited to participants (2)	2.52%	2.00%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

5.	TAX STATUS

The Company received a favorable determination letter dated February 6, 2012, from the IRS stating that the Plan and related trust are designed in compliance with applicable sections of the Internal Revenue Code (IRC). The plan was amended as of January 1, 2015 and the Company filed for a new determination letter from the IRS in January 2015. The Company and Plan management believe the Plan is being operated in conformity with applicable requirements of the IRC, and as a result, no provision for income tax is necessary.

During the Plan year, the Plan had certain administrative issues occur. In order to prevent the Plan from incurring a qualification defect, the Plan’s sponsor has taken the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS). The Plan Sponsor has taken necessary corrective steps. The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan administrator has determined no uncertain tax positions have been taken as of December 31, 2014 and 2013. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for reporting years prior to December 31, 2011.

6.	PLAN TERMINATION

The Company and its subsidiaries have voluntarily agreed to make contributions to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions set forth in ERISA. In the event that the Plan is terminated, all participant Company-contributed account balances would become 100% vested immediately.

7.	PARTY-IN-INTEREST TRANSACTIONS

The Plan paid $30,000 to State Street Bank and Trust Company, $172,336 to Prudential Insurance Co, and $255,253 to Principal for investment management services for the year ended December 31, 2014. At December 31, 2014 and 2013, the Plan held 475,413 and 525,489 shares, respectively, of common stock of the Company, with a cost basis of $9,297,819 and $9,487,212, respectively. During the years ended December 31, 2014 and 2013, the Plan recorded dividend income from the Company’s common stock of $198,793 and $202,374, respectively. The Plan also holds shares in the Principal Midcap S&P 400 Index Fund and the Principal Smallcap S&P 600 Index Fund, which are both managed by the Trustee. These transactions qualify as exempt party-in-interest transactions.

The Company remitted certain participant contributions to the custodian later than required by DOL Regulation 2510.3-102. The Company has filed Form 5330 with the IRS and has paid the required excise tax on the transactions. In addition, participant accounts have been credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis as required by the DOL guidelines.

8.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. Fair value measurements are reported in one of three levels based on the lowest level of significant input used: Level 1 (unadjusted quoted prices in active markets for identical assets or liabilities); Level 2 (observable market inputs, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data). Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan does not have any Level 3 assets or liabilities.

Financial assets and liabilities measured at fair value as of December 31, 2014 are as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value
Mutual Funds:
Small Mid Cap Funds	$29,442,677	$—	$29,442,677
International Stock Funds	13,840,132	—	13,840,132
Bond Funds	10,944,592	—	10,944,592
Short Term Fixed Income Funds	9,040	—	9,040
Apogee Common Stock	20,143,257	—	20,143,257
Stable Value Fund		43,159,373	43,159,373
Common Collective Trust Funds:
Retirement Target Funds	—	98,042,506	98,042,506
Index Funds	—	50,997,397	50,997,397
Income Funds	—	1,192,394	1,192,394
Pooled Separate Accounts
Index Funds	—	13,583,802	13,583,802

Total	$74,379,698	$206,975,472	$281,355,170

Financial assets and liabilities measured at fair value as of December 31, 2013, are as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value
Mutual Funds:
Small Mid Cap Funds	$31,570,644	$—	$31,570,644
Large Cap Funds	25,651,385	—	25,651,385
International Stock Funds	15,471,069	—	15,471,069
Fixed-Income Funds	9,595,912	—	9,595,912
Apogee Common Stock	18,870,329	—	18,870,329
Stable Value Fund		40,352,409	40,352,409
Common Collective Trust Funds:
Retirement Target Funds	—	94,326,804	94,326,804
Index Funds	—	33,381,262	33,381,262
Income Funds	—	1,232,564	1,232,564

Total	$101,159,339	$169,293,039	$270,452,378

Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013. Refer to Note 2 for further detail in relation to valuation of investments.

The Stable Value Fund is a diversified portfolio of fixed-income assets. This fund seeks to maintain a high overall credit quality and consists of various publicly traded fixed-income instruments. The current average credit quality of the underlying fixed-income investments is AA and is benchmarked to the Barclays Capital U.S. Aggregate Index. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2014.

The Retirement Target Funds provide an asset allocation dependent upon assumed targeted retirement dates. Over time, the asset allocation becomes more conservative as the fund approaches its target retirement date. The Fund invests in a diversified portfolio of U.S. and International stocks, inflation hedging securities, U.S. bonds and cash reserves. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2014.

The Index Funds are a diversified portfolio of all stocks representing various indices. These funds seek to closely reproduce the returns captured by these indices. The funds may also hold 2% to 5% of their value in futures contracts. The strategy of investing in the same stocks as the index minimizes the need for trading and therefore results in lower expenses. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2014.

The Income Funds provide a diversified portfolio of U.S. and international stocks, inflation hedging securities, U.S. bonds and cash reserves. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2014.

The Pooled Separate Accounts are investments represented by a unit of account whose per unit value is the result of the accumulated values of the underlying investments. The underlying investments are public investment vehicles valued using the net asset value (NAV). The NAV is based upon the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAVs of the underlying investments are quoted in an active market. The Plan has no unfunded commitments related to the pooled separate accounts and redemptions and subscriptions are permitted daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of investments per the financial statements to the Form 5500 for the years ended December 31, 2014 and 2013, is as follows:

	2014	2013
Investments at fair value per financial statements	$281,355,170	$270,452,378
Classification of participants loans as notes receivable	9,802,797	9,782,778
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,407,987)	(918,158)

Investments per the Form 5500	$289,749,980	$279,316,998

For the year ended December 31, 2014, a reconciliation of distributions to participants per the financial statements to the Form 5500 is as follows:

2014
Total distributions to participants per the financial statements	$(20,139,364)
Add amount allocated to participants for withdrawal at December 31, 2013	$33,749
Less amounts allocated to participants for withdrawal at December 31, 2014	(117,010)

Total distributions to participants per the Form 5500	$(20,222,625)

For the year ended December 31, 2014, a reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

2014
Net assets available for benefits per the financial statements	$289,827,479
Less amount allocated to participants for withdrawal at December 31, 2014	(117,010)

Net assets available for benefits per the Form 5500	$289,710,469

* * * * * *

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

EIN: 41-0919654, PLAN NUMBER: 005

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

Description	Cost	Description of Investment	Current Value
Prudential Stable Value Fund	**	Common/collective trust	$41,751,386
Northern Trust S&P 500 Index Fund	**	Common/collective trust	21,024,312
Northern Trust Focus 2025 Fund	**	Common/collective trust	20,516,403
Northern Trust Russell 1000 Value Index Fund	**	Common/collective trust	17,344,003
Northern Trust Focus 2030 Fund	**	Common/collective trust	16,926,725
Northern Trust Focus 2020 Fund	**	Common/collective trust	16,143,102
Northern Trust Focus 2035 Fund	**	Common/collective trust	14,068,371
Northern Trust Focus 2040 Fund	**	Common/collective trust	10,365,043
Northern Trust Russell 1000 Growth Index Fund	**	Common/collective trust	9,882,894
Northern Trust Focus 2045 Fund	**	Common/collective trust	7,502,624
Northern Trust Focus 2015 Fund	**	Common/collective trust	6,333,942
Northern Trust Focus 2050 Fund	**	Common/collective trust	4,938,780
Northern Trust MSCI ACWI Ex-US Index Fund	**	Common/collective trust	2,746,188
Northern Trust Focus 2010 Fund	**	Common/collective trust	1,247,516
Northern Trust Focus Income Fund	**	Common/collective trust	1,192,394
Lord Abbett Developing Growth Fund	**	Mutual fund	21,603,051
American Funds Europacific Growth Fund	**	Mutual fund	12,008,872
Vanguard TTL Bond Market Index	**	Mutual fund	10,944,592
Vanguard Midcap Value Index	**	Mutual fund	3,709,461
Vanguard Smallcap Value Index	**	Mutual fund	2,040,142
Dodge & Cox International Stock Fund	**	Mutual fund	1,831,260
Vanguard Midcap Growth Index	**	Mutual fund	1,666,787
Columbia Midcap Growth Fund	**	Mutual fund	257,864
Goldman Sachs Small Cap Value Fund	**	Mutual fund	165,372
Goldman Sachs Fin SQ Money Mrkt Fund	**	Mutual fund	9,040
Principal Midcap S&P 400 Index*	**	Pooled separate account	11,625,930
Principal Smallcap S&P 600 Index*	**	Pooled separate account	1,957,872
Apogee Enterprises, Inc. Common Stock*	**	Employer securities	20,143,257
Loans to participants, with maturity dates ranging from 1/2/2015 to 10/26/2029 and with interest rates of 4.25% to 9.25%		Participant loans	9,802,797

TOTAL			$289,749,980

  * Denotes party-in-interest.

** Historical cost has been omitted for participant-directed investments.

See accompanying Independent Auditors’ Report

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

EIN: 41-0919654, PLAN NUMBER: 005

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECEMBER 31, 2014

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51
Participant Contributions Transferred Late to the Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Delinquent participant contributions	$	$232	$	$

See accompanying Independent Auditors’ Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

By:	APOGEE ENTERPRISES, INC., the Plan Administrator

	By:	/s/ James S. Porter
James S. Porter Chief Financial Officer

Date:    June 29, 2015